Vroom, Inc.

3600 W Sam Houston Pkwy S, Floor 4

Houston, Texas 77042

September 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vroom, Inc.

Registration Statement on Form S-3

File No. 333-267361

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Vroom, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on September 20, 2022, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Ian D. Schuman, Esq. of Latham & Watkins LLP at (212) 906-1894. Thank you for your assistance and cooperation in this matter.

Very truly yours,

VROOM, INC.

By:	/s/ Robert R. Krakowiak
Robert R. Krakowiak
Chief Financial Officer

cc:	Thomas H. Shortt, Chief Executive Officer, Vroom, Inc.

Patricia Moran, Esq., Chief Legal Officer, Vroom, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Courtenay Myers Lima, Esq., Latham & Watkins LLP